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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH

SEC FILE NUMBER
8-49700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING **01/01/06** AND ENDING **12/31/06**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Benfield Advisory Inc.

OFFICIAL USE ONLY
42108
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
140 Broadway, Suite 3200
New York, New York 10006

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Michael Leppones (952) 886-8378

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
100 Pearl Street Hartford Connecticut 06103-3598

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- ___ Public Accountant
- ___ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, **William Henneman**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Benfield Advisory Inc.** as of **December 31, 2006**, are correct and true. I further swear (or affirm) that neither the company nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of the customer, except as follows.

____

____

____



Signature

State of ~~Connecticut~~ Minnesota
ss. ~~Westport~~ Bloomington
County of ~~Fairfield~~ Hennepin

US Financial Controller
Title

On this 27th day of February 2007, before me, William Henneman, personally appeared is subscribed to this document and executed for the same purposes therein.



Notary Public



MELANIE DAVIS
NOTARY PUBLIC
My Commission Expires

This report ** contains (check all applicable boxes):

- _X__ (a) Facing page.
- _X__ (b) Statement of Financial Condition.
- ____ (c) Statement of Income (Loss).
- ____ (d) Statement of Changes in Financial Condition.
- ____ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ____ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ____ (g) Computation of Net Capital.
- ____ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ____ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- ____ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ____ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- _X__ (l) An Oath or Affirmation.
- ____ (m) A copy of the SIPC Supplement Report.
- ____ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Benfield Advisory Inc.

Statement of Financial Condition
Year ended December 31, 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103-4508
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors and Shareholder of Benfield Advisory Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Benfield Advisory Inc. (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3, the Company has significant transactions with its parent, Benfield Inc. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

February 26, 2007

Benfield Advisory Inc.
Statement of Financial Condition
December 31, 2006

	December 31, 2006
Assets	
Cash	$8,368,297
Fees receivable	626,539
Net deferred tax asset	699,696
Other Assets	14,340
Total Assets	$9,708,872
Liabilities	
Payable to affiliated companies	$2,349,144
Current income tax payable	146,806
Accrued compensation and benefits	185,493
Other liabilities	56,181
Total Liabilities	2,737,624
Stockholder's Equity	
Common Stock, $0.01 par value; 100,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	568,261
Retained earnings	6,402,986
Total Stockholder's Equity	6,971,248
Total Liabilities and Stockholder's Equity	$9,708,872

See the accompanying notes to the financial statements.

1. Organization

Nature of operations
Benfield Advisory Inc. (the "Company") is incorporated in the state of Delaware and is an indirect wholly-owned subsidiary of Benfield Holdings US Inc. ("BHUS"). The Company conducts business as a broker-dealer and focuses on (a) private placements; (b) investment banking services in the area of insurance company mergers and acquisitions, management buyouts, recapitalizations, and related transactions; and (c) structuring and privately placing diversified insurance-backed securities ("DIBS") and other insurance-related securities.

Securities, including DIBS and other insurance-related securities, are placed by the Company on an agency basis with "accredited investors," as such term is defined under Regulation D under the Securities Act of 1933, as amended, and all funds paid directly to the issuer. All securities are transmitted directly by the issuer to the purchasers. The Company does not hold customer funds or securities or engage in retail securities sales.

2. Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of estimates
In preparing the Company's financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash Equivalents
The Company considers all cash investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Fees from services rendered are recognized as earned when billed, unless contingent upon the success of the underlying transaction, in which case, they are recognized as earned upon the transaction's closing.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *"Accounting for Income Taxes,"* as amended, which generally requires that deferred income taxes be recognized when assets and liabilities have different values for financial statement and tax reporting purposes. SFAS No. 109 allows recognition of deferred tax assets that are more likely than not to be realized in future years. If necessary, a valuation allowance is established to reduce the carrying amount of deferred income tax assets to amounts that are more likely than not to be realized.

The Company recognizes income tax expense on a separate-company basis in accordance with a management and expense sharing agreement ("Agreement") with Benfield Inc. ("Benfield"), another affiliate. The Company files as a part of the Benfield consolidated federal income tax return and is included in certain combined state income tax returns that are required to be filed by Benfield. In addition to the combined state income tax returns, the Company also files separate tax returns for certain other states where appropriate. The Company is a party to a tax sharing agreement with Benfield in which federal and state income taxes are allocated as if they had been calculated on a separate company basis. Any tax benefit is recorded to the extent realized in the consolidated income tax provision.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In July 2006, FASB issued Interpretation No. 48 (FIN 48) *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarified the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has not determined the effect, if any, the adoption of FIN 48 will have on its results of operations or financial position.

3. Related Party Transactions

Under the terms of the management and expense sharing agreement, Benfield is responsible for paying all operating costs and expenses, including income taxes, incurred by the Company and the Company is not obligated to reimburse Benfield for such payments. However, it is the Company's intent to reimburse Benfield for all expenses paid on its behalf, which therefore have been recorded by the Company as a liability prior to their payment, and to the extent the Company has available funds. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Income Taxes

The deferred tax effects of temporary differences are as follows:

	December 31, 2006 *(in thousands)*
Deferred tax assets:	
Unpaid vacation accrual	$ 10
Net operating loss carryforwards	0
Compensation	1,000
Valuation allowance	0
Gross deferred tax assets	1,010
Deferred tax liabilities:	
Furniture and equipment	0
State taxes	310
Gross deferred tax liabilities	310
Deferred tax asset, net	$ 700

Management has determined, based on earnings and future income, that it is more likely than not the remaining deferred income tax assets recorded as of December 31, 2006 will be realized. In determining the adequacy of future income, management has considered projected future income, reversal of existing temporary differences, and available tax planning strategies that could be implemented if necessary.

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $5,625,673, which was $5,443,165 in excess of its required net capital of $182,508. The Company's net capital ratio for 2006 is 0.49 to 1.

END